Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Marius Kloppers, Chief Executive Officer, BHP Billiton to the Melbourne Mining Club on June 23, 2008.

Melbourne Mining Club Marius Kloppers Chief Executive Officer, BHP Billiton London, 23 June 2008

Slide 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton and its offer for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii)
are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could

Slide 3
Disclaimer (continued)
cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.
The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP
Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the
London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Slide 4
Disclaimer (continued)
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 5 Resourcing the future Industry outlook and growth BHP Billiton: strategy and approach BHP Billiton: growth Conclusion

Slide 6
Demand growth expected to continue
Finished steel consumption
(kg/capita)
Source: World Bank; Government Statistics for Taiwan; IISI
GDP/Capita (Jan 2008 Constant US Dollars)
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
China India
Japan Korea, Rep.
United States Taiwan

Slide 7
0
200
400
600
800
1,000
1,200
1,400
1997 2007
0
2,000
4,000
6,000
8,000
10,000
12,000
1996 2006
China's resource demand is not limited to steel
0
150
300
450
600
750
900
1997 2007
0
3,000
6,000
9,000
12,000
15,000
18,000
1997 2007
Copper consumption (kt) Nickel consumption (kt)
Imported Iron ore (mt)
Energy consumption (mtoe)
China USA Other
Notes: Seaborne iron ore demand based on import statistics - CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available.
Source: CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI.

Slide 8 Industry challenges Demand outstripping supply Shortage of skilled labour Infrastructure constraints Rising costs Longer lead times for delivery of large scale projects

Slide 9
Sustainability: A core part of BHP Billiton
•
Sustainable development at every level is fundamental to our success – our licence to operate depends on the responsible
operation of all aspects of our business:
•
A strong track record of being valued by our communities
contributes to our objective of being considered a ‘company
of choice’ by governments, business partners and
communities
•
Our reputation as an ethical, responsible business will assist in our ability to attract capital to continue to grow our
business
We aim to be a business that creates a positive legacy

Slide 10 Sustainable development in action

CSEM Transmitter
Air (resistive)
Seawater (very conductive)
Seafloor (variable conductivity)

bhpbilliton
resourcing the future

Slide 11
Technology: Creating smarter ways of working
Next generation copper bio-
leaching at Escondida
Detecting oil and gas from the sea
floor electromagnetic data
Ravensthorpe – third generation
enhanced pressure acid leach
technology
Proprietary software delivering
maximum value at our Iron Ore
operations
Ni heap leaching facility NTC
New product development -
Coal, Iron Ore and Manganese

Slide 12 Resourcing the future Industry outlook and growth BHP Billiton: strategy and approach BHP Billiton: growth Conclusion

Slide 13
Maintaining our commitment to our core strategy
•
Focus on Tier 1 assets that are large,
low-cost, expandable and consistently
profitable
•
Upstream focus and export-oriented
commodities
•
A deep inventory of growth options
•
Portfolio diversified by commodity,
geography and customer
•
Overriding commitment to ethics, safety,
environment and community engagement
•
Employer of choice and a preferred
partner

Slide 14
Corporate Centre
Business Units
•
Corporate centre focuses on the things that matter
•
Ensures delivery of key directives including Zero
Harm, reputation & ethics
•
Monitors and measures business performance
•
Responsible for managing operations and delivering
efficiency
•
Delivers key directives
•
Plans and delivers down to EBIT level
A simple, effective organisation with global talent

Slide 15 A globally diversified workforce Office location GMC • …located in offices across the world • Our leadership team is diversified across a wide range of nationalities… Business Presidents

Slide 16
100
110
120
130
140
150
160
A strong track record of growth and delivery
Production Growth 2001-2007
(a)
(Index:
FY2001 production
=
100)
BHP Billiton Ltd
(b)
(Index:
Jun-2001 = 100)
4.2 31-Dec-02
23.0 31-Dec-03
28.3 31-Dec-04
51.0 31-Dec-05
13.3 31-Dec-06
85.2 31-Oct-07
(c)
%
Period
Ended
Total BHP    Shareholder
Return
(b)
FY05 FY04 FY03 FY07 FY02 FY06
BHP Billiton
CAGR 8%
Source: BHP Billiton production, interim and annual reports
a) Production shown for the comparable 12 months ending 30-June for BHP Billiton. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates.
b) Source: IRESS. As at 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd. BHP Billiton Ltd TSR 30% CAGR, 433% cumulative growth
c) 31-Oct-07 is the last undisturbed trading date for Rio Tinto prior to the BHP Billiton proposal
BHP Billiton
CAGR 30%
0
100
200
300
400
500
600
Jun-01 Jul-02 Jul-03 Aug-04 Aug-05 Sep-06 Oct-07

Slide 17 Resourcing the future Industry outlook and growth BHP Billiton: strategy and approach BHP Billiton: growth Conclusion

Slide 18
Our portfolio is diversified and balanced across high
margin commodities
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007. FY2002 EBITDA numbers are presented in accordance with UK GAAP whereas CY2007 is based on IFRS (so underlying EBITDA).
a) EBITDA margin excludes third party sales.
Iron Ore
75%
Manganese
Energy Coal
Metallurgical Coal
52%
52%
Diamonds and
Specialty Products
Base Metals
40%
43%
36%
Petroleum
70%
Stainless
Steel Materials
Aluminium
34%
23%
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Met Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless
Steel
Diamonds & Specialty
Products
Non
ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

Slide 19
Boffa/Santou
Refinery
2010
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
WA Iron Ore
Quantum 2
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Hallmark
Corridor
Sands 1
Puma
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
Our Tier 1 project growth pipeline is attractive
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
RBM
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
CMSA
Pyro Expansion
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Blackwater
UG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Caroona
Kennedy

Slide 20
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY 07 CY 08 CY 09 CY 10 CY 11 CY 12
An attractive growth profile of significant scale
Copper Equivalent Tonnes '000
Production in copper equivalent tonnes
Source: BHP Billiton analysis.
Similar methodology as per Rio Tinto 13 February 2008 presentation on an unrisked basis.
CAGR 6.9%
Estimate

Slide 21 Resourcing the future Industry outlook and growth BHP Billiton: strategy and approach BHP Billiton: growth Conclusion

Slide 22
Conclusion – Strength, stability and growth
• Strong pricing fundamentals due to increased demand and lagging supply
• BHP Billiton’s strategy is unchanged - a diversified upstream portfolio of Tier 1, large, low-cost, expandable assets
• BHP Billiton is well positioned to continue to create strong value for shareholders with a large project pipeline, focussed on high margin investments, which will deliver strong growth
• The Rio Tinto acquisition can generate additional value for both sets of shareholders and is strongly aligned with BHP Billiton’s strategy and management philosophy of simplicity, accountability and global talent
• The combined organisation would deliver:
– More production, faster and lower cost, an enhanced set of future growth options and quantifiable synergies - $3.7bn in incremental EBITDA by year 7
– A compelling 45% premium for Rio Tinto shareholders and participation in the world’s largest mining company